UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER

NOTIFICATION OF LATE FILING
CUSIP NUMBER

(Check One):  ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒Form 10-Q   ☐ Form 10-D     ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: June 30, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Security National Financial Corporation
Full Name of Registrant

Former Name if Applicable
5300 South 360 West, Suite 250
Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84123
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 1, 2017, the Management of Security National Financial Corporation (the "Company") reached the conclusion that the Company's audited financial statements as of December 31, 2016 and 2015, and for the three years ended December 31, 2016, 2015, and 2014, and the Company's unaudited interim financial statements for the quarterly period ended March 31, 2017 and the interim periods in 2016 and 2015 (the "Restated Periods") should not be relied upon due to errors identified in such financial statements.
On August 3, 2017, the Company's Audit Committee met to discuss Management's recommendation that became of these prior period errors, the Company should provide a comprehensive restatement for all Restated Periods by means of filing an amended Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and 2015 and amended Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017. The Audit Committee unanimously approved Management's recommendation.
Because the Company is in the process of preparing a comprehensive restatement of the Company's Annual Report on Form10-K and Quarterly Reports on Form 10-Q for the Restated Periods, which must be completed and filed with the Securities and Exchange Commission before the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2017 can be filed, additional time is required for the Company to complete and file the Quarterly Report on Form 10-Q for the period ended June 30, 2017.
PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Garrett S. Sill	(801)	287-8306
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Security National Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2017	By	/s/ Scott M. Quist
Scott M. Quist, Chairman, President and Chief Executive Officer